EXHIBIT 99.1

NOVADAQ to Present at the Canaccord Genuity Medical Technologies and Diagnostics Forum

TORONTO, Nov. 08, 2016 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. ("NOVADAQ" or the “Company") (NASDAQ:NVDQ) (TSX:NDQ), the leading developer and provider of clinically relevant, fluorescence imaging solutions for use in surgical and diagnostic procedures, announced today that Rick Mangat, President and Chief Executive Officer, is scheduled to present at the Canaccord Genuity Medical Technologies and Diagnostics Forum on Thursday, November 17th at 1:00 p.m. Eastern Time at the Westin Grand Central in New York, NY.

A live webcast of the presentation can be accessed on the company’s website at www.novadaq.com under the “Events” tab in the “Investors” section. Following the meeting, the presentation will be archived on the website for 90 days.

About NOVADAQ Technologies Inc.

NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 225 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of Novadaq Technologies Inc. LifeNet Health and DermACELL are registered trademarks of LifeNet Health.

For more information, please contact:

Roger Deck
Chief Financial Officer
1-905-629-3822 ext. 206
rdeck@novadaq.com